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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                           (Amendment No.    8    )*
                                          --------



                                Reading Company
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  755332-50-9
                            ----------------------
                                (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 May 17, 1996
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.    755332-50-9                            Page   2   of   11   Pages
          -----------------                              -----    ------
===============================================================================
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Craig Corporation

- -------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)[_]
                                                                         (b)[_]

- -------------------------------------------------------------------------------

3    SEC USE ONLY

- -------------------------------------------------------------------------------

4    SOURCE OF FUNDS*
        OO

- -------------------------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(E)                                                  [_]
- -------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 2,519,526

                        -------------------------------------------------------
  NUMBER OF              8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY                    0
OWNED BY EACH
  REPORTING             -------------------------------------------------------
 PERSON WITH
                         9   SOLE DISPOSITIVE POWER

                                 2,519,526

                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 0
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,519,526
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IF ROW (11)

        50.8%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
        CO

===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 11 Pages

          This Amendment No. 8 amends and supplements Amendment No. 7 of the
Schedule 13D, as previously amended (as so amended, the "Schedule 13D"), filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares of Class A Common Stock, $0.01 par value per share of Reading Company, a Pennsylvania corporation ("Reading").

          ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                   -------------------------------------------------

          The source of funds for Craig's purchase of 67,000 shares of Reading's Class A Stock was 66,042 treasury shares of Craig Common Stock.

          ITEM 4.  PURPOSE OF TRANSACTION.
                   ----------------------

          Item 4 is hereby amended to add the following:

          On May 17, 1996, pursuant to a Stock Exchange Agreement attached hereto as Exhibit 1, Craig acquired an aggregate of 67,000 shares of Reading Class A Stock from James J. Cotter in exchange for 66,042 treasury shares of Craig's authorized but unissued Common Stock. Mr. Cotter is the Chairman of the Board and principal shareholder of Craig and is the Chairman of the Board of Reading. The transaction was unanimously approved by all of the Directors of Craig, with Mr. Cotter abstaining. See Item 5 for other details with respect to the transaction.

          The purpose of this transaction was to increase the Company's ownership interest in Reading to more than 50%, so as to permit the Company to consolidate with Reading for financial statement purposes.

          The effect of this transaction was to increase Craig's holdings of Reading Class A Stock from 49.4% to 50.8%. Craig may purchase additional shares of Reading Class A Stock either privately or in open market transactions to bring its ownership interest up to the 55% approved by the Reading Board of Directors. Craig may also seek approval from the Reading Board of Directors to exceed the 55% current limitation and if such approval is obtained may acquire additional shares of Class A Stock above 55% of the shares outstanding.

          ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
                   ----------------------------------------

          Item 5 of the Schedule is hereby amended by this Amendment No. 8 to add the following:

          5(a). See Items 11 and 13 of the Cover Page concerning the securities of Reading beneficially owned by Craig.

                                                              Page 4 of 11 Pages

          5(b). See Items 7, 8, 9 and 10 of the Cover Page concerning the calculation of the combined voting power represented by the securities of Reading beneficially owned by Craig.

          5(c). On May 17, 1996, Craig acquired 67,000 shares of Reading Class A Stock from Mr. Cotter. In exchange therefore, Craig issued 66,042 treasury shares of its Common Stock (the "Craig Shares"), respectively, to Mr. Cotter. The exchange ratio was determined based upon the relationship between the average closing prices for the 10 trading days ended on April 29, 1996 of Craig Common Stock on the New York Stock Exchange and Reading Class A Stock on the Nasdaq National Market.

          The Craig Shares received by Mr. Cotter are restricted as to transfer under the Securities Act of 1933, as amended, and are subject for a two-year period to a right-of-first-refusal held by Craig to acquire the Craig Shares at a price of $9.00 per share in the event that Mr. Cotter, determines to sell, assign or convey any interest in any or all of the Craig Shares.


          ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                   ------------------------------------------
                   RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
                   ------------------------------------------------------

          Item 6 of the Schedule is hereby amended by this Amendment No. 8 to add the following:

          See Item 5(c) above for a description of a right-of-first-refusal held by Craig with respect to the Craig Shares.


          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                   --------------------------------

          Exhibit 1 - Stock Exchange Agreement dated May 17, 1996.


                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  May 21, 1996                   CRAIG CORPORATION
                                       a Delaware corporation


                                       By: /s/ S. Craig Tompkins
                                           ---------------------
                                           S. Craig Tompkins
                                           President
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                                                              Page 5 of 11 Pages

                                 Exhibit Index
                                 -------------


          Exhibit                                Sequentially
          -------                                Numbered Page
                                                 -------------
Stock Exchange Agreement                               6